Exhibit 99.1

PRELIMINARY NOTE

This Interim Report should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Interim Report and with our Annual Report on Form 20-F, for the year ended December 31, 2020.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Annual Report that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive financial and operating covenants, interest rates, dividends, and acquisitions and dispositions of aircraft and other aviation assets. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Additional or unforeseen effects from the COVID-19 pandemic and the global economic climate may give rise to or amplify many of these factors. The extent to which the COVID-19 pandemic ultimately impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors and risks and risks and uncertainties related to the merger transaction with Carlyle Aviation Partners. We believe that these factors include, but are not limited to those described in Part II “Other Information – Item 1A. Risk Factors” in this Interim Report and under Item 3 “Key Information — Risk Factors” and elsewhere in our Annual Report on Form 20-F, for the year ended December 31, 2020.

Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.

Unless the context requires otherwise, when used in this Interim Report, (1) the term “Fly” refers to Fly Leasing Limited; (2) the terms “Company,” “we,” “our” and “us” refer to Fly and its subsidiaries; (3) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (4) the term “BBAM LP” refers to BBAM Limited Partnership and its subsidiaries and affiliates; (5) the terms “BBAM” and “Servicer” refer to BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, BBAM Aviation Services Limited and BBAM US LP collectively; (6) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager.

All percentages and weighted average characteristics of the aircraft in our portfolio have been calculated using net book values as of the date specified.

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PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements

Fly Leasing Limited
Consolidated Balance Sheets

AT MARCH 31, 2021 AND DECEMBER 31, 2020 (UNAUDITED)
(Dollars in thousands, except par value data)

	March 31, 2021	December 31, 2020
Assets
Cash and cash equivalents	$117,231	$132,097
Restricted cash and cash equivalents	34,000	29,432
Rent receivables, net	65,516	57,015
Investment in finance lease, net	10,075	10,396
Flight equipment held for sale, net	40,454	—
Flight equipment held for operating lease, net	2,438,666	2,529,428
Maintenance rights	279,124	279,124
Deferred tax asset, net	10,941	11,753
Fair value of derivative assets	3,570	2,085
Other assets, net	136,581	116,255
Total assets	$3,136,158	$3,167,585

Liabilities
Accounts payable and accrued liabilities	$27,391	$18,135
Rentals received in advance	6,620	8,724
Payable to related parties	4,362	4,058
Security deposits	36,226	36,439
Maintenance payment liability, net	201,820	203,684
Unsecured borrowings, net	297,082	296,876
Secured borrowings, net	1,603,986	1,642,242
Deferred tax liability, net	51,420	51,366
Fair value of derivative liabilities	35,648	46,169
Other liabilities	78,182	70,896
Total liabilities	2,342,737	2,378,589

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 30,481,069 shares issued and outstanding at March 31, 2021 and December 31, 2020	31	31
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	509,738	509,738
Retained earnings	309,574	312,967
Accumulated other comprehensive loss, net	(25,922)	(33,740)
Total shareholders’ equity	793,421	788,996
Total liabilities and shareholders’ equity	$3,136,158	$3,167,585

The accompanying notes are an integral part of these consolidated financial statements.

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Fly Leasing Limited
Consolidated Statements of Income (Loss)

FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020 (UNAUDITED)
(Dollars in thousands, except per share data)

	Three months ended
	March 31, 2021	March 31, 2020

Revenues
Operating lease revenue	$79,844	$87,440
Finance lease revenue	129	145
Gain on sale of aircraft	—	31,717
Interest and other income	884	2,253
Total revenues	80,857	121,555

Expenses
Depreciation	29,967	31,631
Flight equipment impairment	22,546	—
Interest expense	22,066	27,155
Selling, general and administrative	12,500	7,664
Provision for uncollectible operating lease receivables	1,000	—
(Gain) loss on derivatives	(2,724)	507
Fair value (gain) loss on marketable securities	(1,839)	9,412
Loss on extinguishment of debt	—	850
Maintenance and other costs	1,104	1,184
Total expenses	84,620	78,403

Net income (loss) before provision (benefit) for income taxes	(3,763)	43,152
Provision (benefit) for income taxes	(370)	5,080
Net income (loss)	$(3,393)	$38,072

Weighted average number of shares:
Basic	30,481,069	30,765,840
Diluted	30,481,069	30,768,029
Earnings (loss) per share:
Basic and Diluted	$(0.11)	$1.24

The accompanying notes are an integral part of these consolidated financial statements.

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Fly Leasing Limited
Consolidated Statements of Comprehensive Income

FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020 (UNAUDITED)
(Dollars in thousands)

	Three months ended
	March 31, 2021	March 31, 2020

Net income (loss)	$(3,393)	$38,072
Other components of comprehensive income (loss), net of deferred tax
Change in fair value of derivatives, net of deferred tax(1)	7,577	(19,598)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax(2)	241	1
Comprehensive income	$4,425	$18,475

(1)	The associated deferred tax was $1,116 and $(3,578) for the three months ended March 31, 2021 and 2020, respectively.
(2)	The associated deferred tax was $121 for the three months ended March 31, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

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Fly Leasing Limited
Consolidated Statement of Shareholders’ Equity

FOR THE THREE MONTHS ENDED MARCH 31, 2021 (UNAUDITED)
(Dollars in thousands)

	Manager Shares		Common Shares		Additional		Accumulated Other	Total
	Shares	Amount	Shares	Amount	Paid-in Capital	Retained Earnings	Comprehensive Loss, net	Shareholders’ Equity
Balance December 31, 2020	100	$—	30,481,069	$31	$509,738	$312,967	$(33,740)	$788,996
Net loss	—	—	—	—	—	(3,393)	—	(3,393)
Net change in the fair value of derivatives, net of deferred tax of $1,116(1)	—	—	—	—	—	—	7,577	7,577
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $121(1)	—	—	—	—	—	—	241	241
Balance March 31, 2021	100	$—	30,481,069	$31	$509,738	$309,574	$(25,922)	$793,421

(1)	See Note 10 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

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Fly Leasing Limited
Consolidated Statement of Shareholders’ Equity

FOR THE THREE MONTHS ENDED MARCH 31, 2020 (UNAUDITED)
(Dollars in thousands)

	Manager Shares		Common Shares		Additional		Accumulated Other	Total
	Shares	Amount	Shares	Amount	Paid-in Capital	Retained Earnings	Comprehensive Loss, net	Shareholders’ Equity
Balance December 31, 2019	100	$—	30,898,410	$31	$516,254	$380,392	$(18,400)	$878,277
Shares repurchased	—	—	(417,341)	—	(6,516)	—	—	(6,516)
Net income	—	—	—	—	—	38,072	—	38,072
Net change in the fair value of derivatives, net of deferred tax of $(3,578)(1)	—	—	—	—	—	—	(19,598)	(19,598)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment	—	—	—	—	—	—	1	1
Balance March 31, 2020	100	$—	30,481,069	$31	$509,738	$418,464	$(37,997)	$890,236

(1)	See Note 10 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

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Fly Leasing Limited
Consolidated Statements of Cash Flows

FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020 (UNAUDITED)
(Dollars in thousands)

	Three months ended
	March 31, 2021	March 31, 2020
Cash Flows from Operating Activities
Net income (loss)	$(3,393)	$38,072
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Gain on sale of aircraft	—	(31,717)
Depreciation	29,967	31,631
Flight equipment impairment	22,546	—
Amortization of debt discounts and debt issuance costs	2,114	1,875
Amortization of lease incentives and other items	1,421	604
Provision for uncollectible operating lease receivables	1,000	—
Fair value (gain) loss on marketable securities	(1,839)	9,412
Loss on extinguishment of debt	—	850
Provision (benefit) for deferred income taxes	(370)	5,181
Maintenance payment liability recognized into earnings	—	(2,487)
Other	(2,430)	268
Changes in operating assets and liabilities:
Rent receivables	(14,981)	(7,036)
Other assets	(19,119)	230
Payable to related parties	304	(5,807)
Accounts payable, accrued liabilities and other liabilities	12,904	9,957
Net cash flows provided by operating activities	28,124	51,033
Cash Flows from Investing Activities
Purchase of flight equipment	—	(27,282)
Proceeds from sale of aircraft, net	—	160,271
Payments for aircraft improvement	(1,604)	(6,294)
Payments for lessor maintenance obligations	(65)	(347)
Other	362	(231)
Net cash flows (used in) provided by investing activities	(1,307)	126,117
Cash Flows from Financing Activities
Security deposits received	1,921	3,305
Maintenance payment liability receipts	4,281	7,848
Maintenance payment liability disbursements	(3,528)	(10,109)
Debt extinguishment costs	—	(20)
Debt issuance costs	(186)	—
Repayment of secured borrowings	(39,510)	(118,211)
Shares repurchased	—	(6,504)
Net cash flows used in financing activities	(37,022)	(123,691)

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	Three months ended
	March 31, 2021	March 31, 2020
Effect of exchange rate changes on unrestricted and restricted cash and cash equivalents	$(93)	$(18)
Net (decrease) increase in unrestricted and restricted cash and cash equivalents	(10,298)	53,441
Unrestricted and restricted cash and cash equivalents at beginning of period	161,529	338,303
Unrestricted and restricted cash and cash equivalents at end of period	$151,231	$391,744

Reconciliation to Consolidated Balance Sheets:
Cash and cash equivalents	$117,231	$361,151
Restricted cash and cash equivalents	34,000	30,593
Unrestricted and restricted cash and cash equivalents	$151,231	$391,744

The accompanying notes are an integral part of these consolidated financial statements.

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Fly Leasing Limited

Notes to Consolidated Financial Statements (unaudited)

1. ORGANIZATION

Fly Leasing Limited (“Fly”) is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. Fly was formed to acquire, finance, lease and sell commercial jet aircraft directly or indirectly through its subsidiaries (Fly and its subsidiaries collectively, the “Company”).

Although Fly is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if the Company were organized under the laws of Ireland.

In accordance with Fly’s amended and restated bye-laws (the “Company Bye-Laws”), Fly issued 100 shares (“Manager Shares”) with a par value of $0.001 to Fly Leasing Management Co. Limited (the “Manager”) for no consideration. Subject to the provisions of the Company Bye-Laws, the Manager Shares have the right to appoint the nearest whole number of directors to Fly which is not more than 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible into common shares and, except as provided for in the Company Bye-Laws, have no voting rights.

Merger Agreement with Carlyle Aviation

On March 27, 2021, Fly entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Carlyle Aviation Elevate Ltd., an affiliate of Carlyle Aviation Partners (“Carlyle Aviation”), and Carlyle Aviation Elevate Merger Subsidiary Ltd., a wholly-owned subsidiary of Carlyle Aviation (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Fly, with Fly surviving as the continuing company in the merger and becoming a wholly-owned subsidiary of Carlyle Aviation (the “Merger”), upon the terms and conditions set forth in the Merger Agreement. The independent and disinterested members of the board of directors of Fly unanimously approved the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, each common share, par value $0.001, of Fly issued and outstanding prior to the effective time of the Merger, including shares represented by American Depository Shares, will be cancelled and converted into the right to receive $17.05 in cash (the “Merger Consideration”), without interest, subject to deduction for any required withholding tax.

Concurrently with the execution of the Merger Agreement, Fly entered into an agreement with the Manager and certain of its affiliates (the “BBAM Agreement”), which provides among other things, effective as of, and subject to and conditioned upon the occurrence of, the effectiveness of the Merger and the satisfaction of payments under the BBAM Agreement, the management agreement between Fly and its Manager will be terminated. The Manager Shares will be automatically redeemed for their par value in accordance with the terms of the BBAM Agreement and upon such redemption, all Manager Shares will be cancelled and will not be re-issued. In addition, the Servicers will delegate to an affiliate of Carlyle Aviation certain administrative and management services with respect to certain aviation assets owned directly or indirectly by Fly under a sub-servicing arrangement. Concurrently with the execution of the Merger Agreement, Fly , BBAM LP and certain of their affiliates, also entered into an assignment and assumption of contracts (the “Assignment and Assumption of Contracts”), pursuant to which, subject to the closing of the Merger, Fly will assign to an affiliate of BBAM LP, and such affiliate will assume, all of Fly’s rights and obligations under certain contracts with AirAsia Group Berhad (“AirAsia”) and its affiliates, on the terms and conditions set forth therein. The BBAM Agreement and the Assignment and Assumption of Contracts are described in greater detail in Note 16. Related Party Transactions, below.

Concurrently with the execution of the Merger Agreement, the independent and disinterested members of the board of directors of Fly also unanimously approved and adopted an amendment to the Company Bye-Laws (the “Bye-law Amendment”), which, if approved by the shareholders, will insert the words “or merger” immediately following each occurrence of the word “amalgamation” in Section 73 of the Company Bye-Laws. The Bye-law Amendment will have the effect of reducing the voting threshold required for the Merger to that required for an amalgamation. This threshold required for approving the Merger would consequently be the affirmative votes of a majority of the votes cast by holders of Shares and Manager Shares (voting together) of Fly present or represented by proxy and voting at a shareholders meeting at which two or more persons are present in person at the start of such shareholders meeting and representing in person or by proxy in excess of 25% of the total issued shares of Fly.

The Merger Agreement includes a remedy of specific performance for Fly, Carlyle Aviation and Merger Sub. The Merger Agreement also includes customary termination provisions for both Fly and Carlyle Aviation and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including termination by Fly to accept and enter into a definitive agreement with respect to an unsolicited superior offer, Fly will be required to pay a termination fee of an amount in cash equal to $15.6 million.

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Consummation of the Merger is subject to customary closing conditions, including applicable regulatory clearance and the approval of the requisite number of Fly’s shareholders, in accordance with the Company Bye-Laws. The transaction is expected to close in the third quarter of 2021.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

Fly is a holding company that conducts its business through its subsidiaries. Fly directly or indirectly owns all of the common shares of its consolidated subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of Fly and all of its subsidiaries. In instances where it is the primary beneficiary, the Company consolidates a Variable Interest Entity (“VIE”). Fly is deemed the primary beneficiary when it has both the power to direct the activities of the VIE that most significantly impact the economic performance of such VIE, and it bears the significant risk of loss and participates in gains of the VIE. All intercompany transactions and balances have been eliminated. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.

The Company’s interim financial statements reflect all normally recurring adjustments that are necessary to fairly state the results for the interim periods presented. Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, the Company’s interim financial statements should be read in conjunction with its Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 1, 2021 (the "2020 Annual Report"). The results of operations for the three months ended March 31, 2021 are not necessarily indicative of those for a full fiscal year.

The Company has one operating and reportable segment which is aircraft and aircraft equipment leasing.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of rent receivables, flight equipment, deferred tax assets, liabilities and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support management’s estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Company encounters several types of risk during the course of its business, including credit, market, aviation industry and capital market risks. Credit risk addresses a lessee’s or derivative counterparty’s inability or unwillingness to make contractually required payments. Market risk reflects the change in the value of derivatives and credit facilities due to changes in interest rate spreads or other market factors, including the value of collateral underlying the Company’s credit facilities. Aviation industry risk is the risk of a downturn in the commercial aviation industry, as a result of global, regional or industry-specific factors, which could adversely impact a lessee’s ability to make payments, increase the risk of unscheduled lease terminations and depress lease rates and the value of the Company’s aircraft and aircraft equipment. Capital market risk is the risk that the Company is unable to obtain capital at reasonable rates to fund the growth of its business or to refinance existing credit facilities.

COVID-19 PANDEMIC

On January 30, 2020, the spread of COVID-19 was declared a Public Health Emergency of International Concern by the World Health Organization (“WHO”), and on March 11, 2020, the WHO characterized the COVID-19 outbreak as a pandemic. The COVID-19 pandemic and the measures that governments and private parties have implemented in response to the pandemic have caused significant economic disruption and have had, and are likely to continue to have, a material adverse effect on the demand for worldwide air travel, the airline industry and demand for commercial jet aircraft globally, all of which have had, and are likely to continue to have, an adverse effect on the Company’s business, results of operations, financial condition, cash flows and growth prospects.

Beginning in March 2020 and continuing into 2021, airlines around the world experienced a material decline in demand for their services as well as materially increased cancellations for pre-paid trips compared to historic norms. Although air travel demand improved in the second half of 2020, it remained significantly less than the prior year. These circumstances have had a material adverse effect on the ability of the Company’s lessees to fulfill their obligations under their leases with the Company and, in some cases, have caused the Company’s lessees to default on their obligations, or to initiate bankruptcy or similar proceedings.

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In response to these developments, beginning in March 2020 and continuing into 2021, the Company has worked closely with its airline customers to support their continued operations, while at the same time seeking to enhance the Company’s liquidity and position it for recovery.

As of March 31, 2021, the Company had 34 agreements in place with 11 lessees to defer their rent payment obligations for 27 aircraft and seven engines totaling $60.7 million due to the Company over the life of the leases. These deferrals are for an average of 12 months with approximately 43% of the deferrals to be repaid by the end of 2021. The Company also agreed to lease restructurings with certain of its lessees. In addition to rent deferrals, the significant decline in air travel has resulted in decreased usage of the Company’s aircraft by lessees, which is likely to reduce future supplemental maintenance rent and end-of-lease compensation payable by the lessees to the Company. Reductions in payments by the Company’s lessees under their leases has adversely affected the Company’s cash flows and its results of operations.

The full extent of the impact of COVID-19 on the airline industry and the Company’s business, results of operations, financial condition, cash flows, and growth prospects is uncertain and will depend on many factors outside the Company’s control, including, without limitation, the timing, extent, trajectory and duration of the pandemic; the availability, distribution and effectiveness of vaccines; the measures implemented by governments or private parties to reduce the spread of COVID-19; and the impact of the pandemic on the global economy and demand for air travel.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2019, the Financial Accounting Standards Board (the “FASB”) issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is part of the FASB’s initiative to reduce complexity in accounting standards. The proposed guidance eliminates certain exceptions to the general principles of ASC 740, Income Taxes, and simplifies income tax accounting in several areas. The standard is effective for fiscal periods beginning after December 15, 2020. The Company adopted the guidance effective January 1, 2021. The adoption of the standard did not have a material effect on the Company’s consolidated financial statements.

In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848), which clarifies some of its guidance as part of the FASB’s monitoring of global reference rate reform activities. ASU 2021-01 expands the scope of ASC 848 to include all affected derivatives and give market participants the ability to apply certain aspects of the contract modification and hedge accounting expedients to derivative contracts affected by the discounting transition. ASU 2021-01 permits entities to elect certain optional expedients and exceptions when accounting for derivative contracts and certain hedging relationships affected by changes in the interest rates used for discounting cash flows, for computing variation margin settlements, and for calculating price alignment interest in connection with reference rate reform activities. In addition, ASU 2021-01 adds implementation guidance to clarify which optional expedients in ASC 848 may be applied to derivative instruments that do not reference LIBOR or a reference rate that is expected to be discontinued, but that are being modified as a result of the discounting transition. The amendments are effective immediately. An entity may elect to apply the amendments retrospectively for any interim period that includes or is subsequent to March 12, 2020 through December 31, 2022, or prospectively for any interim period that includes or is subsequent to January 7, 2021. As of March 31, 2021, the Company has not elected to apply the standard, and will continue to evaluate the permissible optional expedients and exceptions. The Company does not expect the standard to have a material effect on the Company’s consolidated financial statements.

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3. SUPPLEMENTAL DISCLOSURE TO CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
	March 31, 2021	March 31, 2020
	(Dollars in thousands)
Cash paid during the period for:
Interest	$16,363	$16,530
Taxes	6	47
Noncash Activities:
Security deposits applied to rent receivables, other liabilities and maintenance payment liability	2,824	1,120
Maintenance payment liability applied to rent receivables, other liabilities and other income	2,694	6,661
Other liabilities applied to maintenance payment liability and security deposits	690	2,243
Noncash investing activities:
Aircraft improvement	602	2,063
Noncash activities in connection with purchase of flight equipment	—	155
Noncash activities in connection with sale of flight equipment	—	6,162

4. INVESTMENT IN FINANCE LEASE

At each of March 31, 2021 and December 31, 2020, the Company had one aircraft classified as an investment in finance lease, which had an implicit interest rate of 5%.

The Company’s net investment in finance lease consisted of the following (dollars in thousands):

	March 31, 2021	December 31, 2020
Total minimum lease payments receivable	$7,350	$7,800
Estimated unguaranteed residual value of leased asset	4,227	4,227
Unearned finance income	(1,502)	(1,631)
Net Investment in Finance Lease	$10,075	$10,396

Presented below are the contracted future minimum rental payments due under the non-cancellable finance lease, as of March 31, 2021.

(Dollars in thousands)
April 1 through December 31, 2021	$1,350
Year ending December 31,
2022	1,800
2023	1,800
2024	1,800
2025	600
Future minimum rental payments under finance lease	$7,350

5. FLIGHT EQUIPMENT HELD FOR SALE

At March 31, 2021, the Company had six aircraft classified as flight equipment held for sale, two of which were off-lease. On March 3, 2021, the Company agreed to sell four aircraft for an aggregate base purchase price of $35.7 million, subject to adjustments based on rents and interest in respect of the aircraft. Subsequent to March 31, 2021, the Company delivered three aircraft to the buyer.

In March and April 2021, the Company entered into consignment agreements related to the two off-lease aircraft. The Company wrote down these aircraft to their estimated net sales proceeds and recorded an impairment charge of $22.5 million during the three months ended March 31, 2021.

At December 31, 2020, the Company had no aircraft classified as flight equipment held for sale.

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During the three months ended March 31, 2020, the Company sold six aircraft and two part out engines that had been classified as flight equipment held for sale and recognized an aggregate gain on sale of aircraft of $31.7 million.

6. FLIGHT EQUIPMENT HELD FOR OPERATING LEASE, NET

As of March 31, 2021, the Company had 77 aircraft and seven engines held for operating lease, of which 72 aircraft and seven engines were on lease to 35 lessees in 21 countries and five aircraft were off-lease. As of December 31, 2020, the Company had 83 aircraft and seven engines held for operating lease, of which 78 aircraft and seven engines were on lease to 36 lessees in 22 countries and five aircraft were off-lease.

During the three months ended March 31, 2020, the Company capitalized $21.3 million of flight equipment purchased. The Company did not purchase any flight equipment during the three months ended March 31, 2021.

Flight equipment held for operating lease, net, consists of the following (dollars in thousands):

	March 31, 2021	December 31, 2020
Cost	$3,051,481	$3,197,702
Accumulated depreciation	(612,815)	(668,274)
Flight equipment held for operating lease, net	2,438,666	2,529,428

The Company capitalized $2.1 million of major maintenance for the three months ended March 31, 2021. The Company capitalized $13.2 million of major maintenance for the three months ended March 31, 2020.

The classification of the net book value of flight equipment held for operating lease, net and operating lease revenue by geographic region in the tables and discussion below is based on the principal operating location of the lessees.

The distribution of the net book value of flight equipment held for operating lease by geographic region is as follows (dollars in thousands):

	March 31, 2021		December 31, 2020
Europe:
Spain	$152,673	6%	$154,414	6%
Other	330,418	14%	317,666	13%
Europe — Total	483,091	20%	472,080	19%

Asia and South Pacific:
India	410,922	17%	446,164	18%
Malaysia	390,576	16%	390,469	16%
Indonesia	209,404	9%	211,560	8%
China	157,870	6%	160,012	6%
Philippines	146,972	6%	148,356	6%
Other	74,604	3%	79,452	3%
Asia and South Pacific — Total	1,390,348	57%	1,436,013	57%

Mexico, South and Central America — Total	17,271	1%	17,611	1%

North America — Total	53,272	2%	85,808	3%

Middle East and Africa:
Ethiopia	290,691	12%	293,137	11%
Other	89,645	3%	91,032	4%
Middle East and Africa — Total	380,336	15%	384,169	15%
Off-Lease — Total	114,348	5%	133,747	5%
Total flight equipment held for operating lease, net	$2,438,666	100%	$2,529,428	100%

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The Company receives lease revenue from flight equipment under operating leases. Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. If the revenue amounts do not meet these criteria, recognition is delayed until the criteria is met. Contingent rents are recognized as revenue when the contingency is resolved. Revenue is not recognized when the Company determines that collection is not probable.

Rental income from aircraft and aircraft equipment is recognized on a straight-line basis over the initial term of the respective lease. Changes to the timing of cash rent receipts, such as under rent deferral arrangements, do not generally affect the total amount of consideration to be received under the lease and therefore do not typically impact revenue recognition, provided the Company determines that collection of rents is probable.

The Company maintains a provision for uncollectible operating lease receivables for losses it estimates will arise from its lessees’ inability to make their required lease payments. The Company evaluates the collectability of rent receivables and determines the appropriate provision for uncollectible operating lease receivables based on historical experience and a review of specific lessees. During the three months ended March 31, 2021, the Company recorded a provision for uncollectible operating lease receivables of $1.0 million. As of March 31, 2021 and December 31, 2020, the Company had an allowance for uncollectible operating lease receivables of $5.0 million and $4.0 million, respectively.

The distribution of operating lease revenue by geographic region for the three months ended March 31, 2021 and 2020 is as follows (dollars in thousands):

	Three months ended
	March 31, 2021		March 31, 2020
Europe:
Spain	$3,667	5%	$4,346	5%
Other	6,158	8%	9,501	11%
Europe — Total	9,825	13%	13,847	16%

Asia and South Pacific:
India	37,686	47%	19,223	22%
Malaysia	9,457	12%	14,224	16%
Indonesia	852	1%	6,771	8%
China	5,888	7%	5,650	6%
Philippines	1,568	2%	8,308	10%
Other	2,300	3%	3,441	4%
Asia and South Pacific — Total	57,751	72%	57,617	66%

Mexico, South and Central America — Total	(38)	—	960	1%

North America — Total	3,355	4%	3,626	4%

Middle East and Africa:
Ethiopia	7,505	9%	7,505	9%
Other	1,446	2%	3,885	4%
Middle East and Africa — Total	8,951	11%	11,390	13%
Total Operating Lease Revenue	$79,844	100%	$87,440	100%

In the three months ended March 31, 2021, the Company had three customers (IndiGo, Air India and AirAsia Berhad) that accounted for 10% or more of total operating lease revenue at 34%, 11% and 10%, respectively. In the three months ended March 31, 2020, the Company had one customer (Air India) that accounted for 10% or more of total operating lease revenue at 11%.

For the three months ended March 31, 2021 and 2020, the Company recognized end of lease income, which is included in operating lease revenue, of $25.8 million and $2.4 million, respectively. The end of lease income recognized during the first quarter of 2021 was attributable to IndiGo.

As noted above, the COVID-19 pandemic has had an unprecedented impact on the airline industry, causing multiple lessees in the Company’s fleet to fail to make rent and maintenance payments. This has led to the Company placing a number of lessees on non-accrual status in 2020 and 2021, which in turn has caused the operating lease revenue concentration of other lessees to increase.

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At March 31, 2021, the Company had 10 lessees, leasing a total of 19 aircraft and one engine, on non-accrual status, as the Company had determined that it was not probable that the Company would receive the economic benefits of the leases, principally due to (i) the lessees’ failure to pay rent and maintenance payments on a timely basis and (ii) the Company’s evaluation of the lessees’ financial condition. During the three months ended March 31, 2021, the Company recognized $8.0 million of operating lease revenue from these lessees, and would have recognized $14.2 million of additional operating lease revenue had these lessees not been placed on non-accrual status.

At March 31, 2020, the Company had three lessees, leasing a total of four aircraft, on non-accrual status. During the three months ended March 31, 2020, the Company recognized $3.0 million of operating lease revenue from these lessees.

As of March 31, 2021, the Company had 34 agreements in place with 11 lessees to defer their rent payment obligations for 27 aircraft and seven engines totaling $60.7 million due to the Company over the life of the leases. These deferrals are for an average of 12 months with approximately 43% of the deferrals to be repaid by the end of 2021. The Company has also agreed to lease restructurings with certain of its lessees.

Presented below are the rent deferrals granted and scheduled deferral repayments for deferral agreements in place as of March 31, 2021. There can be no assurance that the Company’s lessees will make their payments in accordance with the deferral terms during the expected repayment periods or at all.

	Rent Deferrals Granted	Scheduled Deferral Repayments
	(Dollars in thousands)
2020	$49,978	$670
2021	10,707	25,435
2022	—	14,679
Thereafter	—	19,901
Total	$60,685	$60,685

As of March 31, 2021 and December 31, 2020, the weighted average remaining lease term of the Company’s aircraft held for operating lease was 4.8 years and 4.7 years, respectively.

Leases are entered into with specified lease terms and may provide the lessee with an option to extend the lease term. The Company’s leases do not typically provide for early termination or purchase options.

For the three months ended March 31, 2021, the Company recognized $55.4 million of operating lease rental revenue, $10.3 million of which was from leases with variable rates. For the three months ended March 31, 2020, the Company recognized $85.5 million of operating lease rental revenue, $16.2 million of which was from leases with variable rates. Variable rates are rents that reset based on changes in LIBOR or usage of aircraft. Presented below are the contracted future minimum rental payments, inclusive of rents due from lessees on non-accrual status and rent deferrals, due under non-cancellable operating leases for flight equipment held for operating lease, as of March 31, 2021. For leases that have floating rental rates, the future minimum rental payments assume that LIBOR as of March 31, 2021 is held constant for the duration of the lease.

(Dollars in thousands)
April 1 through December 31, 2021	$220,053
Year ending December 31,
2022	272,436
2023	228,385
2024	211,225
2025	188,464
2026	148,712
Thereafter	183,579
Future minimum rental payments under operating leases	$1,452,854

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7. MAINTENANCE RIGHTS

Changes in maintenance right assets during the three months ended March 31, 2021 and 2020 are as follows (dollars in thousands):

	Three months ended
	March 31, 2021	March 31, 2020
Maintenance rights, beginning balance	$279,124	$290,958
Acquisitions	—	6,088
Capitalized to aircraft improvements	—	(1,954)
Maintenance rights associated with aircraft sold	—	(14,940)
Maintenance rights, ending balance	$279,124	$280,152

8. UNSECURED BORROWINGS

	Balance as of
	March 31, 2021	December 31, 2020
	(dollars in thousands)
Outstanding principal balance:
2024 Notes	$300,000	$300,000
Total outstanding principal balance	300,000	300,000
Unamortized debt discounts and loan costs	(2,918)	(3,124)
Unsecured borrowings, net	$297,082	$296,876

On October 16, 2017, the Company sold $300.0 million aggregate principal amount of unsecured 5.250% Senior Notes due 2024 (the “2024 Notes”). The 2024 Notes are senior unsecured obligations of the Company and rank pari passu in right of payment with any existing and future senior unsecured indebtedness of the Company. The 2024 Notes have a maturity date of October 15, 2024.

Interest on the 2024 Notes is payable semi-annually on April 15 and October 15 of each year. As of March 31, 2021, and December 31, 2020, accrued interest on the 2024 Notes was $7.3 million and $3.3 million, respectively.

Pursuant to the indenture governing the 2024 Notes, the Company is subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of the Company and transactions with affiliates. The Company is also subject to certain operating covenants, including reporting requirements. The Company’s failure to comply with any of the covenants under the indenture governing the 2024 Notes could result in an event of default which, if not cured or waived, may result in the acceleration of the indebtedness thereunder and other indebtedness containing cross-default or cross-acceleration provisions. Certain of these covenants will be suspended if the 2024 Notes obtain an investment grade rating. As of March 31, 2021, the Company was not in default under the indenture governing the 2024 Notes.

The consummation of the Merger will constitute a “Change of Control” with respect to the 2024 Notes. Under the Merger Agreement, Fly, if directed by Carlyle Aviation, will be required to make a consent solicitation, debt tender offer, or change of control offer (as defined in the indenture documents), provided that the closing of such transaction shall be conditioned on the occurrence of the closing of the Merger.

For more information about Fly's unsecured borrowings, refer to Note 9 of the 2020 Annual Report.

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9. SECURED BORROWINGS

The Company’s secured borrowings, net as of March 31, 2021 and December 31, 2020 are presented below (dollars in thousands):

	Outstanding principal balance as of		Weighted average interest rate(1) as of
	March 31, 2021(2)	December 31, 2020(2)	March 31, 2021	December 31, 2020	Maturity date
Nord LB Facility(3)	$60,024	$60,667	1.96%	2.00%	August 2021
2012 Term Loan	357,359	362,960	2.99%	3.26%	August 2025
2020 Term Loan	177,750	180,000	7.00%	7.00%	October 2025
Magellan Acquisition Limited Facility	245,507	252,143	3.95%	3.95%	December 2025
Fly Aladdin Acquisition Facility	223,936	229,644	4.83%	4.83%	June 2023
Fly Aladdin Engine Funding Facility	40,371	40,640	4.95%	4.95%	December 2021 – April 2022
Other Aircraft Secured Borrowings	523,944	543,002	3.22%	3.21%	June 2021 – June 2028
Total outstanding principal balance	1,628,891	1,669,056
Unamortized debt discounts and loan costs	(24,905)	(26,814)
Total secured borrowings, net	$1,603,986	$1,642,242

(1)	Represents the contractual interest rates and effect of derivative instruments and excludes the amortization of debt discounts and debt issuance costs.
(2)	As of March 31, 2021 and December 31, 2020, accrued interest on secured borrowings totaled $6.2 million and $6.5 million, respectively.
(3)	Subsequent to March 31, 2021, the maturity date of the Nord LB Facility was extended from May 2021 to August 2021.

The Company is subject to restrictive covenants under its secured borrowings which relate to the incurrence of debt, issuance of guarantees, incurrence of liens or other encumbrances, the acquisition, substitution, disposition and re-lease of aircraft, maintenance, registration and insurance of its aircraft, restrictions on modification of aircraft and capital expenditures, and requirements to maintain concentration limits.

The Company’s loan agreements include events of default that are customary for these types of secured borrowings. The Company’s failure to comply with any restrictive covenants, or any other operating covenants, may trigger an event of default under the relevant loan agreement. In addition, certain of the Company’s loan agreements contain cross-default provisions that could be triggered by a default under another loan agreement.

As of March 31, 2021, the Company was not in default under any of its secured borrowings.

Concurrently with the execution of the Merger Agreement, Fly entered into the BBAM Agreement, which provides among other things, effective as of, and subject to and conditioned upon the occurrence of, the effectiveness of the Merger and the satisfaction of payments under the BBAM Agreement, that the Servicers will delegate to an affiliate of Carlyle Aviation certain administrative and management services with respect to certain aviation assets owned directly or indirectly by Fly under a sub-servicing arrangement.

For more information about the Company's secured borrowings, refer to Note 10 of the 2020 Annual Report.

Nord LB Facility

As of March 31, 2021, the Company had $60.0 million principal amount outstanding under its non-recourse debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by three aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually. The loans are cross-collateralized and contain cross-default provisions. The loans under the Nord LB Facility bear interest at one-month LIBOR plus a margin of 1.85% until maturity. Subsequent to March 31, 2021, the Company amended the Nord LB Facility to extend the maturity date from May 14, 2021 to August 13, 2021.

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Under the terms of the Nord LB Facility, the Company applies 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, then no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the principal amount of the associated loan.

In the event the Company sells any of the financed aircraft, substantially all sale proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and then to repay the outstanding amounts which finance the remaining aircraft. In addition, any maintenance reserve amounts retained by the Company will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft.

2012 Term Loan

As of March 31, 2021, the Company had $357.4 million principal amount outstanding under its senior secured term loan (the “2012 Term Loan”), which was secured by 25 aircraft. Fly has guaranteed all payments under the 2012 Term Loan. The maturity date of the 2012 Term Loan is August 9, 2025. The 2012 Term Loan can be prepaid in whole or in part at par.

The 2012 Term Loan bears interest at three-month LIBOR plus a margin of 1.75%.

The 2012 Term Loan requires that the Company maintain a maximum loan-to-value ratio (“LTV”) of 70.0% based on the lower of the mean or median of half-life adjusted base values of the financed aircraft as determined by three independent appraisers on a semi-annual basis. The 2012 Term Loan also includes certain customary covenants, including reporting requirements and maintenance of credit ratings.

2020 Term Loan

As of March 31, 2021, the Company had $177.8 million principal amount outstanding under its senior secured term loan (the “2020 Term Loan”), which was secured by 11 aircraft. The Company has guaranteed all payments under the 2020 Term Loan. The maturity date of the 2020 Term Loan is the earlier of (i) October 15, 2025 and (ii) the date falling 30 days prior to the maturity of the 2024 Notes if not redeemed. The 2020 Term Loan can be prepaid in whole or in part on or after October 15, 2021 without any prepayment premium.

The 2020 Term Loan bears interest at three-month LIBOR plus a margin of 6.00%, with a LIBOR floor of 1.00%.

The 2020 Term Loan requires that the Company maintain a maximum LTV of 70.0% based on the lower of the mean or median of half-life adjusted base values of the financed aircraft as determined by three independent appraisers on a semi-annual basis. The 2020 Term Loan also includes certain customary covenants, including reporting requirements and maintenance of credit ratings.

Magellan Acquisition Limited Facility

As of March 31, 2021, the Company had $245.5 million principal amount outstanding in loans and notes under its term loan facility (the “Magellan Acquisition Limited Facility”), which was secured by nine aircraft. Fly has guaranteed all payments under this facility. The Magellan Acquisition Limited Facility has a maturity date of December 8, 2025.

The interest rate on the loans is based on one-month LIBOR plus an applicable margin of 1.65% per annum. The interest rate on the notes is a fixed rate of 3.93% per annum.

The facility contains financial and operating covenants, including a covenant that Fly maintain a tangible net worth of at least $325.0 million, as well as customary reporting requirements. The borrower is required to maintain (i) an interest coverage ratio (“ICR”) of at least 1.40:1.00 and (ii) an LTV ratio of (a) 70% through December 8, 2022, (b) 65% from December 9, 2022 through December 8, 2024 and (c) 60% thereafter. The LTV is based on the lower of the average half-life adjusted current market value and base value of all aircraft financed under the facility as determined by three independent appraisers on an annual basis. Upon the occurrence of certain conditions, including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, the borrower will be required to deposit certain amounts of maintenance reserves and security deposits received into pledged accounts. Also, upon the occurrence of a breach of the ICR or the LTV ratio and certain other events, all cash collected will be applied to repay the outstanding principal balance of the loans and notes until such breach is cured. The LTV ratio was breached on each payment date falling in the first quarter of 2021 and a breach of the ICR occurred on the payment date falling in March 2021, both events triggering a cash sweep under the facility. The ICR breach was subsequently cured in April 2021.

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Fly Aladdin Acquisition Facility

As of March 31, 2021, the Company had an aggregate of $223.9 million principal amount outstanding of Series B loans under its term loan facility (the “Fly Aladdin Acquisition Facility”), which were secured by 14 aircraft. The Series B loans bear interest based on three-month LIBOR, plus an applicable margin of 1.80% per annum, and have a maturity date of June 15, 2023.

Fly has provided a guaranty of certain of the representations, warranties and covenants under the Fly Aladdin Acquisition Facility (including, without limitation, the borrowers’ special purpose covenants), as well as the obligations, upon the occurrence of certain conditions, to deposit maintenance reserves and security deposits received into pledged accounts.

The facility contains operating covenants, including covenants that the borrowers maintain (i) a debt service coverage ratio of at least 1.15:1.00, (ii) that 85% of aircraft financed under the facility (a) are on lease, (b) have been subject to a lease in the previous six months or (c) are subject to a letter of intent for a re-lease or sale (the “utilization test”) and (iii) a LTV ratio of (a) 65% through June 14, 2021, (b) 63.5% from June 15, 2021 through December 14, 2021, (c) 62% from December 15, 2021 through June 14, 2022, (d) 60% from June 15, 2022 through December 14, 2022 and (e) 58% thereafter. The utilization test and LTV ratio are based on the average of the half-life adjusted current market value of all financed aircraft as determined by three independent appraisers on a semi-annual basis.

Upon the occurrence of certain events, including a breach of the debt service coverage ratio continuing for two consecutive quarterly payment dates, Fly will be required to deposit, or cause the borrowers to deposit, all maintenance reserves and security deposits received under the associated leases into pledged accounts. Also, upon the occurrence of a breach, on any payment date, of the LTV ratio and certain other events, all cash collected will be applied to repay the outstanding principal balance of Series B loans until such breach is cured. The LTV ratio was initially breached in the third quarter of 2020. As a consequence of entering into deferral agreements with the Company’s lessees, in the fourth quarter of 2020, the debt service coverage ratio was breached for two consecutive quarterly payment dates, requiring the Company to deposit approximately $7.6 million in cash maintenance reserves and security deposits received under the associated leases into pledged accounts.

Fly Aladdin Engine Funding Facility

As of March 31, 2021, the Company had $40.4 million principal amount outstanding under a term loan facility (the “Fly Aladdin Engine Funding Facility”), which was secured by seven engines. Fly has guaranteed all payments under this facility. The loans bear interest ranging from 4.94% to 4.96% per annum, per engine and have maturity dates ranging from December 31, 2021 to April 30, 2022.

The Fly Aladdin Engine Funding Facility contains customary covenants. A violation of any of these covenants could result in a default under the Fly Aladdin Engine Funding Facility.

Other Aircraft Secured Borrowings

The Company has entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of March 31, 2021, the Company had $523.9 million principal amount outstanding of other aircraft secured borrowings, which were secured by 13 aircraft. Of this amount, $269.9 million was recourse to Fly.

These borrowings are structured as individual loans secured by pledges of the Company’s rights, title and interests in the financed aircraft and leases. In addition, Fly may provide guarantees of its subsidiaries’ obligations under certain of these loans and may be subject to financial and operating covenants in connection therewith. The maturity dates of other aircraft secured borrowings range from June 2021 to June 2028.

10. DERIVATIVES

Derivatives are used by the Company to manage its exposure to identified risks, such as interest rate and foreign currency exchange fluctuations. The Company uses interest rate swap contracts to hedge variable interest payments due on borrowings associated with aircraft with fixed rate rentals. As of March 31, 2021, the Company had $1,063.8 million of floating rate debt associated with aircraft with fixed rate rentals.

Interest rate swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on either the one-month or three-month LIBOR applied to the notional amounts over the life of the contracts. As of March 31, 2021 and December 31, 2020, the Company had interest rate swap contracts with notional amounts aggregating $621.8 million and $675.3 million, respectively. The unrealized fair value loss on the interest rate swap contracts, reflected as derivative liabilities, was $35.6 million and $46.2 million as of March 31, 2021 and December 31, 2020, respectively.

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To mitigate its exposure to foreign currency exchange fluctuations, the Company entered into a cross currency swap contract in 2018 in conjunction with a lease in which a portion of the lease rental is denominated in Euros. Pursuant to such cross currency swap, the Company receives U.S. dollars based on a fixed conversion rate through the maturity date of the swap contract. Over the remaining life of the cross currency swap contract, the Company expects to receive $46.2 million in U.S. dollars. The unrealized fair value gain, reflected as a derivative asset, was $3.6 million and $2.1 million as of March 31, 2021 and December 31, 2020, respectively.

The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of the Company’s credit risk in valuing derivative liabilities.

The Company considers in its assessment of non-performance risk, if applicable, netting arrangements under master netting agreements, any collateral requirement, and the derivative payment priority in the Company’s debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves and credit spreads.

During the three months ended March 31, 2021, the Company recorded $4.0 million of interest expense in the consolidated statements of income (loss) from its interest rate swap contracts.

During the three months ended March 31, 2020, the Company recorded $2.0 million of interest expense in the consolidated statements of income (loss) from its interest rate swap contracts. The Company also recognized $0.4 million of rental revenue, included in operating lease revenue in the consolidated statements of income (loss), under its cross currency swap contract during the three months ended March 31, 2020.

Designated Derivatives

Certain of the Company’s interest rate derivatives have been designated as cash flow hedges. Changes in fair value of these derivatives are recorded as a component of accumulated other comprehensive income (loss), net of deferred tax. Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings.

As of March 31, 2021, the Company had the following designated derivative instruments classified as derivative liabilities on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Value	Loss Recognized in Accumulated Comprehensive Loss, Net of Deferred Tax
Interest rate swap contracts	22	2/9/23-12/8/25	2.28%-3.13%	$517,100	$(27,787)	$(24,281)
Accrued interest				—	(1,462)	—
Total – designated derivative liabilities	22			$517,100	$(29,249)	$(24,281)

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Dedesignated Derivatives

The Company’s cross currency swap no longer qualifies for hedge accounting and has been dedesignated due to missed rent payments associated with a variable rate lease. The Company had the following dedesignated derivative instrument classified as a derivative asset on its balance sheet as of March 31, 2021 (dollars in thousands):

Type	Quantity	Maturity Date	Contracted Fixed Conversion Rate to U.S. Dollar	Total Contracted USD to be Received	Credit Risk Adjusted Fair Value	Gain Recognized in Accumulated Comprehensive Loss, Net of Deferred Tax
Cross currency swap contract	1	11/26/25	1 Euro to $1.3068	$46,213	$3,556	$2,965
Accrued rent				—	14	—
Total - dedesignated derivative asset	1			$46,213	$3,570	$2,965

At March 31, 2021, the Company had an accumulated other comprehensive gain, net of deferred tax, of $3.0 million, which will be amortized over the remaining term of the cross currency swap contract. During the three months ended March 31, 2021, the Company reclassified $0.2 million from accumulated other comprehensive loss, net of deferred tax, to gain on derivatives.

Certain of the Company’s interest rate swap contracts no longer qualify for hedge accounting and have been dedesignated due to debt repayments associated with aircraft sales. As of March 31, 2021, the Company had the following dedesignated derivative instruments classified as derivative liabilities on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Value	Loss Recognized in Accumulated Comprehensive Loss, Net of Deferred Tax
Interest rate swap contracts	11	6/15/23	2.66%-3.12%	$104,651	$(5,865)	$(4,780)
Accrued interest				—	(534)	—
Total – dedesignated derivative liabilities	11			$104,651	$(6,399)	$(4,780)

At March 31, 2021, the Company had an accumulated other comprehensive loss, net of deferred tax, of $4.9 million, attributable to both dedesignated interest rate swaps and terminated interest rate swaps, and will be amortized over the remaining term of the interest rate swap contracts. During three months ended March 31, 2021, the Company amortized $0.5 million from accumulated other comprehensive loss, net of deferred tax, to interest expense.

11. INCOME TAXES

Fly is a tax resident of Ireland and has wholly-owned subsidiaries in Ireland, France, Luxembourg, Malta and Cayman Islands that are tax residents in those jurisdictions. In general, Irish resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. Historically, most of the Company’s operating income has been trading income in Ireland.

The Company's effective tax rates were 9.8% and 11.8% for the three months ended March 31, 2021 and 2020, respectively. The difference between the statutory and effective tax rate in each period is primarily attributable to changes in valuation allowances and the amount of income earned by the Company in different tax jurisdictions. In addition, during the three months ended March 31, 2021, the Company incurred certain merger related expenses that are not expected to be tax deductible.

The Company recognizes a valuation allowance if, based on the weight of available evidence, it is more-likely-than-not (likelihood of more than 50 percent) that some portion, or all, of its deferred tax asset will not be realized. Future realization of a deferred tax asset depends on the existence of sufficient taxable income of the appropriate character in the carryforward period under the tax law.

The Company had no unrecognized tax benefits as of March 31, 2021 or December 31, 2020.

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12. SHAREHOLDERS’ EQUITY

During the three months ended March 31, 2020, Fly repurchased 417,341 shares at an average price of $15.57 per share, or $6.5 million, before commissions and fees.

Fly did not repurchase any shares during the three months ended March 31, 2021.

No dividends were declared or paid during the three months ended March 31, 2021 and 2020.

13. SHARE-BASED COMPENSATION

On April 29, 2010, Fly adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) permitting the issuance of up to 1,500,000 share grants in the form of (i) stock appreciation rights (“SARs”); (ii) restricted stock units (“RSUs”); (iii) nonqualified stock options; and (iv) other stock-based awards. Fly has issued all shares available under the 2010 Plan. Since June 30, 2015, all SARs and RSUs granted under the 2010 Plan have vested. During the three months ended March 31, 2021, 9,200 SARs expired at a weighted average price of $13.30 per share. At March 31, 2021, there were 4,825 SARs outstanding and exercisable at a weighted average exercise price of $12.28 per share.

Pursuant to the Merger Agreement, upon the effectiveness of the Merger, each outstanding SAR will be canceled and Fly will pay to each former holder of any such canceled SAR an amount (without interest, and subject to deduction for any required withholding tax in accordance with the Merger Agreement) equal to the product of (i) the excess (if any) of the Merger Consideration over the applicable exercise price of such SAR and (ii) the number of Shares subject to such SAR; provided, that if the exercise price of any such SAR is equal to or greater than the Merger Consideration, such SAR will be canceled without any consideration (including any cash payment) being made in respect thereof.

14. EARNINGS (LOSS) PER SHARE

The following table sets forth the calculation of basic and diluted earnings (loss) per common share using the two-class method, in which dividends attributable to SARs, if any, are deducted from net income (loss) in determining net income (loss) attributable to common shareholders (dollars in thousands, except per share data):

	Three months ended
	March 31, 2021	March 31, 2020

Numerator
Net income (loss) attributable to common shareholders	$(3,393)	$38,072
Denominator
Weighted average shares outstanding-Basic	30,481,069	30,765,840
Dilutive common equivalent shares:
SARs	—	2,189
Weighted average shares outstanding-Diluted	30,481,069	30,768,029
Earnings (loss) per share:
Basic
Distributed earnings	$—	$—
Undistributed income (loss)	$(0.11)	$1.24
Basic earnings (loss) per share	$(0.11)	$1.24
Diluted
Distributed earnings	$—	$—
Undistributed income (loss)	$(0.11)	$1.24
Diluted earnings (loss) per share	$(0.11)	$1.24

Basic earnings (loss) per share is calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) available to common shareholders by the sum of the weighted average number of common shares outstanding and the potential number of dilutive common shares outstanding during the period, excluding the effect of any anti-dilutive securities.

SARs granted by the Company that contain non-forfeitable rights to receive dividend equivalents are deemed participating securities (see Note 13). Net income (loss) available to common shareholders is determined by reducing the Company’s net income (loss) for the period by dividend equivalents paid on vested SARs during the period.

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15. COMMITMENTS AND CONTINGENCIES

From time to time, the Company contracts with third-party service providers to perform maintenance or overhaul activities on its off-lease aircraft.

In 2016, the Company entered into agreements with third-party lessors to guarantee the residual value of three aircraft subject to twelve-year leases (“RVGs”) and received residual value guarantee fees totaling $6.6 million, which are being amortized over a twelve-year period. The third-party lessors may exercise their rights under the RVGs by issuing a notice eleven months prior to the respective lease maturity requiring the Company to purchase the aircraft on such date. The RVGs will terminate if not exercised accordingly. During each of the three months ended March 31, 2021 and 2020, the Company recognized income of $0.1 million. The RVGs contain covenants requiring the Company to post cash collateral in an aggregate amount of $23.0 million as security for the Company's obligations upon the occurrence of certain corporate events, including a change in control, a downgrade in the Company's corporate family rating beyond a specified threshold, or a sale of all or substantially all of the Company's assets.

On February 28, 2018, the Company agreed to acquire 21 Airbus A320neo family aircraft to be leased to AirAsia and its affiliated airlines (the “AirAsia Group”) as the aircraft deliver from the manufacturer (“Portfolio B”). The first of these aircraft delivered in the fourth quarter of 2019. The Company also acquired options to purchase up to 20 Airbus A320neo family aircraft, not subject to lease (“Portfolio C”). The Company did not exercise its options with respect to any of the Portfolio C aircraft delivering in 2019. In August 2019, the Company exercised options with respect to eight Portfolio C aircraft to be delivered in 2020 and 2021. The Portfolio C aircraft slated for delivery in 2020 were not delivered, and the Company does not expect the Portfolio C aircraft slated for delivery in 2021 to deliver in the next 12 months. Assuming the eight options exercised but not delivered are re-exercised at a future date, the Company has options remaining to purchase up to 17 Portfolio C aircraft delivering between 2021 and 2025. Due to the impact of COVID-19, the Company expects that the delivery of the Portfolio B and Portfolio C aircraft will be delayed substantially, and that no aircraft will deliver under either of these agreements in the next 12 months. Concurrently with the execution and delivery of the Merger Agreement, the Company and its subsidiary, Fly Aladdin Holdings Limited (“Fly Aladdin”), entered into the Assignment and Assumption of Contracts with BBAM LP and one of its subsidiaries, pursuant to which Fly Aladdin shall, subject to the terms and conditions thereof, assign to the subsidiary of BBAM LP all of its rights, title and interests in and to, and such subsidiary shall assume, all of Fly Aladdin’s rights, title and interests in and to, and obligations under, Fly Aladdin’s agreements with AirAsia and its affiliates with respect to Portfolio B and Portfolio C (the “Assigned Contracts”).

16. RELATED PARTY TRANSACTIONS

BBAM is entitled to receive a servicing fee equal to 3.5% of the aggregate amount of rents actually collected, plus an administrative fee of $1,000 per aircraft per month. Under the 2012 Term Loan, the 2020 Term Loan, the Magellan Acquisition Limited Facility and the Fly Aladdin Acquisition Facility, BBAM is also entitled to an administrative fee of $10,000 per month. Under the Fly Aladdin Engine Funding Facility, BBAM is entitled to receive a servicing fee equal to 3.5% of monthly rents actually collected and an administrative fee equal to $1,000 per month.

For the three months ended March 31, 2021 and 2020, BBAM received servicing and administrative fees totaling $2.4 million and $3.4 million, respectively.

BBAM also is entitled to receive an acquisition fee of 1.5% of the gross acquisition cost for any aviation asset purchased by the Company, and a disposition fee of 1.5% of the gross proceeds for any aviation asset sold by the Company. During the three months ended March 31, 2020, the Company incurred $0.4 million of acquisition fees, payable to BBAM. The Company did not incur any acquisition fees during the three months ended March 31, 2021. During the three months ended March 31, 2021 and 2020, the Company incurred disposition fees of $0.4 million and $2.9 million, respectively, payable to BBAM.

In addition, Fly pays an annual management fee to the Manager as compensation for providing the services of the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to the Company. The management fee is adjusted each calendar year by (i) 0.3% of the change in the book value of the Company’s aircraft portfolio during the preceding year, up to a $2.0 billion increase over $2.7 billion and (ii) 0.25% of the change in the book value of the Company’s aircraft portfolio in excess of $2.0 billion, with a minimum management fee of $5.0 million. The management fee is also subject to an annual CPI adjustment applicable to the prior calendar year. For the three months ended March 31, 2021 and 2020, the Company incurred management fees of $1.7 million and $2.0 million, respectively.

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Concurrently with the execution of the Merger Agreement, Fly entered into the BBAM Agreement, which provides among other things, effective as of, and subject to and conditioned upon the occurrence of, the effectiveness of the Merger and the satisfaction of payments under the BBAM Agreement, the management agreement between Fly and its Manager will be terminated. The Manager Shares will be automatically redeemed for their par value in accordance with the terms of BBAM Agreement and upon such redemption, all Manager Shares will be cancelled and will not be re-issued. Pursuant to the BBAM Agreement, the Manager agreed to reduce the change of control and termination fees payable to the Manager under the Management Agreement in connection with the Merger by $1.0 million. In addition, pursuant to the BBAM Agreement, from and after the closing of the merger, the Servicers will delegate to an affiliate of Carlyle Aviation certain administrative and management services with respect to certain aviation assets owned directly or indirectly by Fly under a sub-servicing arrangement. Carlyle Aviation has agreed to pay the Servicers a one-time fee of $500,000 on the closing date and an annual fee equal to $250,000 in cash as consideration for the Servicers’ performance of such sub-servicing arrangement following the closing of the Merger. Fly also agreed under the BBAM Agreement to reimburse the Servicers for all costs and expenses incurred by the Servicers in connection with the negotiation and execution of the BBAM Agreement and other documents related thereto and agreed to indemnify the Servicers, BBAM LP and each officer, director, agent, employee, or affiliate of the Servicers and/or BBAM LP from and against any loss, liability, costs and expenses, claim or damage suffered or incurred by them resulting from certain matters set forth in the BBAM Agreement. Additionally, pursuant to the BBAM Agreement, both Fly and Carlyle Aviation waived and released certain claims against the Servicers and their affiliates, arising from or in connection with the Management Agreement, the BBAM Agreement and the Merger.

In addition, concurrently with the execution and delivery of the Merger Agreement, Fly and its subsidiary, Fly Aladdin, entered into the Assignment and Assumption of Contracts with BBAM LP and one of its subsidiaries, pursuant to which Fly Aladdin shall, subject to the terms and conditions thereof, assign to the subsidiary of BBAM LP all of its rights, title and interests in and to, and such subsidiary shall assume, all of Fly Aladdin’s rights, title and interests in and to, and obligations under, the Assigned Contracts.

In connection with the termination of the Management Agreement, the Manager will receive a change of control fee in an amount equal to 1.5% of the Enterprise Value (as defined in the Management Agreement) of Fly (which fee amount, as of the date the Merger Agreement was signed, was approximately $35.4 million) and a termination fee equal to approximately $15.6 million as required by the Management Agreement, less $1.0 million.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

Assets and liabilities recorded at fair value on a recurring and non-recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The hierarchy levels give the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are disclosed by level within the following fair value hierarchy:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, derivative instruments, accounts payable and borrowings. Fair value of an asset is defined as the price a seller would receive in a current transaction between knowledgeable, willing and able parties. A liability’s fair value is defined as the amount that an obligor would pay to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.

Where available, the fair value of the Company’s investment in equity certificates, notes payable and debt facilities is based on observable market prices or parameters or derived from such prices or parameters (Level 2). For the three months ended March 31, 2021 and 2020, the Company recognized an unrealized fair value gain of $1.8 million and an unrealized fair value loss of $9.4 million, respectively, on its investment in equity certificates to mark the equity certificates to estimated fair value.

Where observable prices or inputs are not available, valuation models are applied, using the net present value of cash flow streams over the term using estimated market rates for similar instruments and remaining terms (Level 3). These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.

The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of its credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility (Level 2).

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The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include Portfolio B orderbook value and flight equipment held for operating lease, net (Level 3).

The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment and use Level 3 inputs which include assumptions of future projected lease rates, re-leasing costs, estimated down time and estimated residual or scrap values of the aircraft on its eventual disposition. The Company will record an impairment charge if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset. The impairment charge is equal to the excess of the carrying amount of the impaired asset over its fair value. Fair value reflects the present value of the expected future cash flows, discounted at an appropriate rate. The Company will also record an impairment charge if the estimated net sales proceeds of an aircraft classified as flight equipment held for sale is less than the net book value of the asset. During the three months ended March 31, 2021, the Company recorded an impairment charge of $22.5 million related to two off-lease aircraft that have been classified as flight equipment held for sale (see Note 5). The Company did not record any impairment during the three months ended March 31, 2020.

The carrying amounts and fair values of certain of the Company’s debt instruments are as follows (dollars in thousands):

	As of March 31, 2021		As of December 31, 2020
	Principal Amount Outstanding	Fair Value	Principal Amount Outstanding	Fair Value
2012 Term Loan	$357,359	$351,777	$362,960	$342,997
2020 Term Loan	177,750	178,417	180,000	177,750
Magellan Acquisition Limited Facility	245,507	240,904	252,143	244,579
Fly Aladdin Acquisition Facility	223,936	191,016	229,644	192,407
2024 Notes	300,000	306,042	300,000	286,500

The Company’s principal amount outstanding on its remaining debt instruments approximates fair value at March 31, 2021 and December 31, 2020.

As of March 31, 2021 and December 31, 2020, the categorized assets and liabilities measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows (dollars in thousands):

	Level 1	Level 2	Level 3	Total
March 31, 2021:
Derivative assets	—	$3,570	—	$3,570
Derivative liabilities	—	35,648	—	35,648
Investment in equity certificates	—	4,862	—	4,862
December 31, 2020:
Derivative assets	—	$2,085	—	$2,085
Derivative liabilities	—	46,169	—	46,169
Investment in equity certificates	—	3,023	—	3,023

18. SUBSEQUENT EVENTS

Subsequent to March 31, 2021, the Company sold three aircraft that were classified as flight equipment held for sale.

Subsequent to March 31, 2021, the Nord LB Facility was amended to extend the maturity date from May 2021 to August 2021.

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Item 2.	Management’s Discussion & Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our (i) consolidated financial statements and related notes included elsewhere in this Interim Report and (ii) Annual Report on Form 20-F for the year ended December 31, 2020. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Preliminary Note.”

Overview

Fly Leasing Limited is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. We are principally engaged in purchasing commercial aircraft and aircraft equipment, which we lease under multi-year contracts to a diverse group of airlines throughout the world.

Although we are organized under the laws of Bermuda, we are a resident of Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland.

For the three months ended March 31, 2021, we had a net loss of $3.4 million or diluted loss per share of $0.11. Net cash flows provided by operating activities for the three months ended March 31, 2021 totaled $28.1 million. Net cash flows used in investing activities totaled $1.3 million and net cash flows used in financing activities totaled $37.0 million for the three months ended March 31, 2021.

Merger Agreement with Carlyle Aviation

On March 27, 2021, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Carlyle Aviation Elevate Ltd., an affiliate of Carlyle Aviation, and Carlyle Aviation Elevate Merger Subsidiary Ltd., a wholly-owned subsidiary of Carlyle Aviation (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into us, with us surviving as the continuing company in the merger and becoming a wholly-owned subsidiary of Carlyle Aviation (the “Merger”), upon the terms and conditions set forth in the Merger Agreement. The independent and disinterested members of our board of directors unanimously approved the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, each common share, par value $0.001, of ours issued and outstanding prior to the effective time of the Merger, including shares represented by American Depository Shares, will be cancelled and converted into the right to receive $17.05 in cash (the “Merger Consideration”), without interest, subject to deduction for any required withholding tax.

Concurrently with the execution of the Merger Agreement, we entered into an agreement with the Manager and certain of its affiliates (the “BBAM Agreement”), which provides among other things, effective as of, and subject to and conditioned upon the occurrence of, the effectiveness of the Merger and the satisfaction of payments under the BBAM Agreement, the management agreement between us and our Manager will be terminated. The Manager Shares will be automatically redeemed for their par value in accordance with the terms of the BBAM Agreement and upon such redemption, all Manager Shares will be cancelled and will not be re-issued. In addition, the Servicers will delegate to an affiliate of Carlyle Aviation certain administrative and management services with respect to certain aviation assets owned directly or indirectly by us under a sub-servicing arrangement. Concurrently with the execution of the Merger Agreement, we, BBAM LP and certain of their affiliates, also entered into an assignment and assumption of contracts (the “Assignment and Assumption of Contracts”), pursuant to which, subject to the closing of the Merger, we will assign to an affiliate of BBAM LP, and such affiliate will assume, all of our rights and obligations under certain contracts with AirAsia Group Berhad (“AirAsia”) and its affiliates, on the terms and conditions set forth therein. The BBAM Agreement and the Assignment and Assumption of Contracts are described in greater detail in the notes to our consolidated financial statements for the three months ended March 31, 2021, “—Note 16. Related Party Transactions”.

The Merger Agreement includes a remedy of specific performance for us, Carlyle Aviation and Merger Sub. The Merger Agreement also includes customary termination provisions for both us and Carlyle Aviation and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including termination by us to accept and enter into a definitive agreement with respect to an unsolicited superior offer, we will be required to pay a termination fee of an amount in cash equal to $15.6 million.

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Consummation of the Merger is subject to customary closing conditions, including applicable regulatory clearance and the approval of the requisite number of our shareholders, in accordance with our Bye-laws. The transaction is expected to close in the third quarter of 2021.

AirAsia Transactions

On February 28, 2018, we agreed to acquire 21 Airbus A320neo family aircraft to be leased to AirAsia and its affiliated airlines as the aircraft deliver from the manufacturer (“Portfolio B”). The first of these aircraft delivered in the fourth quarter of 2019. We also acquired options to purchase up to 20 Airbus A320neo family aircraft, not subject to lease (“Portfolio C”). We did not exercise our options with respect to any of the Portfolio C aircraft delivering in 2019. In August 2019, we exercised options with respect to eight Portfolio C aircraft to be delivered in 2020 and 2021. The Portfolio C aircraft slated for delivery in 2020 were not delivered, and we do not expect the Portfolio C aircraft slated for delivery in 2021 to deliver in the next 12 months. Assuming the eight options exercised but not delivered are re-exercised at a future date, we have options remaining to purchase up to 17 Portfolio C aircraft delivering between 2021 and 2025. Due to the impact of COVID-19, we expect that the delivery of the Portfolio B and Portfolio C aircraft will be delayed substantially, and that no aircraft will deliver under either of these agreements in the next 12 months.

As noted above, concurrently with the execution of the Merger Agreement, we, BBAM LP and certain of our respective affiliates entered into the Assignment and Assumption of Contracts, pursuant to which, subject to the closing of the Merger, we will assign to an affiliate of BBAM LP, and such affiliate will assume, all of our rights and obligations under the Portfolio B and Portfolio C agreements, on the terms and conditions set forth therein.

Flight Equipment Held for Sale

On March 3, 2021, we agreed to sell four aircraft for an aggregate base purchase price of $35.7 million, subject to adjustments based on rents and interest in respect of the aircraft. Subsequent to March 31, 2021, we delivered three aircraft to the buyer.

In March and April 2021, we entered into consignment agreements related to two off-lease aircraft. We wrote down these aircraft to their estimated net sales proceeds to be received from the consignment sales and recorded an impairment charge of $22.5 million during the three months ended March 31, 2021.

Market Conditions

The airline industry is cyclical, and subject to macroeconomic, geopolitical and other risks which may negatively impact airline profitability or create volatility in the aircraft leasing market. Global passenger air traffic grew and the airline industry was profitable in every year from 2012 to 2019. However, because of the continuing effects of the COVID-19 pandemic on air travel, global passenger air traffic and load factors declined significantly in 2020 with overall passenger traffic decreasing 66% and a global load factor of 64.8% for the year, a decline of nearly 18 percentage points. As of April 21, 2021, the International Air Transport Association (“IATA”) predicted that 2021 global passengers will reach 2.4 billion, as compared to 1.8 billion in 2020 and 4.5 billion in 2019. Global air traffic demand is not expected to recover to pre-pandemic levels until at least 2024 with many airlines continuing to experience negative cash flows through most of 2021 and possibly beyond.

The COVID-19 pandemic has negatively impacted the financial health of some airlines and already has led some airlines to enter restructurings, including bankruptcy and similar proceedings. The longer the pandemic persists, the more material the ultimate effects on the financial health of airlines are likely to be. In addition, market lease rates for competing widebody and narrowbody aircraft may be adversely impacted due to the increased supply of aircraft. Finally, uncertainty about geopolitical events and pressures such as environmental impact concerns, Brexit and ongoing U.S.-China trade tensions could affect the economic health of airlines and the aircraft leasing market. These and other factors, known and unknown, may adversely affect the airline industry and the airline leasing market in 2021 and beyond.

Over the medium term, we believe world air traffic will recover, and coupled with airlines’ need to renew their fleets, will fuel demand for commercial aircraft and as a result will drive growth in the aircraft leasing market.

Impact of COVID-19 Pandemic on Operations

Fly and BBAM have implemented a comprehensive set of actions to support our operations during the COVID-19 pandemic. On March 24, 2021, the government of the City of San Francisco announced that San Francisco will reopen indoor offices and expand a number of activities in accordance with state guidelines. Based on the new guidance, the principal office of BBAM in San Francisco has reopened on a voluntary, reduced capacity basis. BBAM’s other major global offices remain closed. BBAM continues to implement work-from-home policies and other measures intended to maintain the health and safety of employees and contractors and to support its, and our, operational needs until such orders and other restrictions are completely lifted.

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Critical Accounting Policies and Estimates

Fly prepares its consolidated financial statements in accordance with U.S. GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is a significant factor affecting the reported carrying values of flight equipment, investments, deferred assets, accruals and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. Despite our best efforts to accurately estimate such amounts, actual results could differ from those estimates. We have made no significant changes in our critical accounting policies and significant estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 1, 2021 (the "2020 Annual Report").

It is likely that there will be negative effects of the COVID-19 pandemic that we cannot presently predict, including near term effects, which may have a material adverse effect on our results of operations, financial condition and cash flows. Due to worldwide government-imposed travel restrictions, significantly reduced flight schedules, and a severe decline in passenger demand for air travel, we have been in active discussions with our impacted lessees and we have entered into agreements to defer lease payments or restructure leases with some of our lessees. As a result, we anticipate that the decline in our cash rent collections and operating lease rental revenue will continue during the course of 2021 compared to the pre-COVID 19 operating environment. Our estimates of the amount of rent ultimately collectible from our lessees, which impacts revenue recognition, have a higher degree of uncertainty due to the COVID-19 pandemic, and these estimates could change in the near term. Further, the impact of COVID-19 on the airline industry may result in changes to our assumptions used to evaluate impairment of flight equipment, including the level of future rents, the residual value of the flight equipment and estimated downtime between re-leasing events.

During the three months ended March 31, 2021, we recognized flight equipment impairment of $22.5 million related to two off-lease aircraft that have been classified as flight equipment held for sale. We entered into consignment agreements related to these aircraft and wrote down the aircraft to their estimated net sales proceeds to be received from the consignment sales.

We also recorded a provision for uncollectible operating lease receivables of $1.0 million during the three months ended March 31, 2021. Future changes to our assumptions, which could be caused by airline bankruptcies or otherwise, could result in further provisions for uncollectible operating lease receivables or impairment charges, and these charges could be material.

Operating Results

As of March 31, 2021, we had 84 aircraft and seven engines in our portfolio, of which 77 aircraft and seven engines were held for operating lease, one aircraft was classified as an investment in finance lease and six aircraft were classified as flight equipment held for sale. As of March 31, 2021, seven aircraft were off-lease. As of March 31, 2020, we had 84 aircraft and seven engines in our portfolio, of which 81 aircraft and seven engines were held for operating lease, one aircraft was classified as an investment in finance lease and two aircraft were off-lease.

During the three months ended March 31, 2020, we sold six aircraft and two part out engines for an aggregate gain on sale of aircraft of $31.7 million. We did not sell any aircraft during the three months ended March 31, 2021.

We classify flight equipment as held for sale when we commit to and commence a plan of sale that is reasonably expected to be completed within one year and satisfies other criteria. We recognize revenue from each aircraft until the date that such aircraft is delivered to the purchaser and cease to recognize depreciation as of the date the aircraft is classified as flight equipment held for sale. As of March 31, 2021, we had six aircraft classified as flight equipment held for sale.

During the three months ended March 31, 2021, we recognized end of lease income of $25.8 million related to the expiry of two leases, and recognized flight equipment impairment of $22.5 million related to those two off-lease aircraft. These aircraft have been classified as flight equipment held for sale as of March 31, 2021. We entered into consignment agreements related to these aircraft and wrote down the aircraft to their estimated net sales proceeds to be received from the consignment sales.

We receive lease revenue from flight equipment under operating leases. Revenue is recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured. If the revenue amounts do not meet these criteria, recognition is delayed until the criteria is met. Contingent rents are recognized as revenue when the contingency is resolved. Revenue is not recognized when we determine that collection is not probable.

We maintain an allowance for uncollectible operating lease receivables for losses we estimate will arise from our lessees’ inability to make their required lease payments. We evaluate the collectability of rent receivables and determine the appropriate provision for uncollectible operating lease receivables based on historical experience and a review of specific lessees. During the three months ended March 31, 2021, we recorded a provision for uncollectible operating lease receivables of $1.0 million.

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At March 31, 2021, we had 10 lessees, leasing a total of 19 aircraft and one engine, on non-accrual status, as we had determined that it was not probable that we would receive the economic benefits of the leases, principally due to (i) the lessees’ failure to pay rent and maintenance payments on a timely basis and (ii) our evaluation of the lessees’ financial condition. During the three months ended March 31, 2021, we recognized $8.0 million of operating lease revenue from these lessees, and would have recognized $14.2 million of additional operating lease revenue had these lessees not been placed on non-accrual status.

As of March 31, 2020, we had three lessees, leasing a total of four aircraft, on non-accrual status. During the three months ended March 31, 2020, we recognized $3.0 million of operating lease revenue from these lessees.

As of March 31, 2021, we had 34 agreements in place with 11 lessees to defer their rent payment obligations for 27 aircraft and seven engines totaling $60.7 million due to us over the life of the leases. These deferrals are for an average of 12 months with approximately 43% of the deferrals to be repaid by the end of 2021. We have also agreed to lease restructurings with certain of our lessees.

Presented below are the rent deferrals granted and scheduled deferral repayments for deferral agreements in place as of March 31, 2021. There can be no assurance that our lessees will make their payments in accordance with the deferral terms during the expected repayment periods or at all.

	Rent Deferrals Granted	Scheduled Deferral Repayments
	(Dollars in thousands)
2020	$49,978	$670
2021	10,707	25,435
2022	—	14,679
Thereafter	—	19,901
Total	$60,685	$60,685

We may grant additional payment deferrals and extend the periods of repayment, and if the financial conditions of our airline customers do not improve, we may agree to further restructurings with some of our lessees.

During the three months ended March 31, 2021, we collected 50% of our pre-deferral contracted rent.

Rental income from aircraft and aircraft equipment is recognized on a straight-line basis over the initial term of the respective lease. Changes to the timing of cash rent receipts, such as under rent deferral arrangements, do not generally affect the total amount of consideration to be received under the lease and therefore do not typically impact revenue recognition, provided that we determine collection of rents is probable.

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Management’s discussion and analysis of operating results presented below pertain to the consolidated statements of income (loss) of Fly for the three months ended March 31, 2021 and 2020.

Consolidated Statements of Income (Loss) for the three months ended March 31, 2021 and 2020

	Three months ended
	March 31, 2021	March 31, 2020
	(Dollars in thousands)
Revenues
Operating lease revenue	$79,844	$87,440
Finance lease revenue	129	145
Gain on sale of aircraft	—	31,717
Interest and other income	884	2,253
Total revenues	80,857	121,555

Expenses
Depreciation	29,967	31,631
Flight equipment impairment	22,546	—
Interest expense	22,066	27,155
Selling, general and administrative	12,500	7,664
Provision for uncollectible operating lease receivables	1,000	—
(Gain) loss on derivatives	(2,724)	507
Fair value (gain) loss on marketable securities	(1,839)	9,412
Loss on extinguishment of debt	—	850
Maintenance and other costs	1,104	1,184
Total expenses	84,620	78,403

Net income (loss) before provision (benefit) for income taxes	(3,763)	43,152
Provision (benefit) for income taxes	(370)	5,080
Net income (loss)	$(3,393)	$38,072

	Three months ended
	March 31, 2021	March 31, 2020	Increase/ (Decrease)
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$55,376	$85,535	$(30,159)
End of lease income	25,811	2,427	23,384
Amortization of lease incentives	(1,082)	(614)	(468)
Amortization of lease premium, discounts and other	(261)	92	(353)
Total operating lease revenue	$79,844	$87,440	$(7,596)

For the three months ended March 31, 2021, operating lease revenue totaled $79.8 million, a decrease of $7.6 million compared to the three months ended March 31, 2020. The decrease was primarily due to (i) a decrease of $14.2 million from lessees on non-accrual status, (ii) a decrease of $11.9 million from lower lease rates on lease extensions, lease restructurings and remarketings, (iii) a decrease of $3.5 million in lease revenue from aircraft sold in 2020, (iv) a decrease of $1.0 million in lease revenue related to leases with floating rate rents and (v) an increase of $1.2 million in amortization of lease incentives, lease premium and other. The decrease was partially offset by (i) an increase of $23.4 million from end of lease income recognized and (ii) an increase in lease revenue of $0.8 million from aircraft purchased in 2020.

During the three months ended March 31, 2020, we sold six aircraft and two part out engines recognizing an aggregate gain on sale of aircraft of $31.7 million. We did not sell any aircraft during the three months ended March 31, 2021.

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Interest and other income totaled $0.9 million for the three months ended March 31, 2021, a decrease of $1.4 million compared to the three months ended March 31, 2020. The decrease was primarily due to lower cash balances resulting in lower interest earned on deposits in bank accounts. In addition, we recognized $0.4 million of income from equity certificates in 2020.

Depreciation expense was $30.0 million for the three months ended March 31, 2021, a decrease of $1.7 million compared to the three months ended March 31, 2020. The decrease was primarily due to a reduction in depreciation on aircraft sold in 2020. This decrease was partially offset by depreciation on aircraft acquired in 2020.

During the three months ended March 31, 2021, we recognized flight equipment impairment of $22.5 million related to two off-lease aircraft that have been classified as flight equipment held for sale. We entered into consignment agreements related to these aircraft and wrote down the aircraft to their estimated net sales proceeds to be received from the consignment sales. During the three months ended March 31, 2020, we did not recognize any flight equipment impairment.

Interest expense totaled $22.1 million for the three months ended March 31, 2021, a decrease of $5.1 million compared to the three months ended March 31, 2020. The decrease was primarily due to a reduction in interest resulting from a $5.2 million decrease due to the repurchase and redemption of the 2021 Notes and debt repayments associated with aircraft sales. The decrease was offset by (i) $3.1 million of interest expense on the 2020 Term Loan, (ii) a $1.4 million increase in swap interest expense and (iii) $1.1 million of interest capitalized to Portfolio B in 2020.

Selling, general and administrative expenses were $12.5 million for the three months ended March 31, 2021, an increase of $4.8 million compared to the three months ended March 31, 2020. The increase was primarily due to $5.9 million of transaction costs associated with the Merger Agreement with Carlyle Aviation, partially offset by a decrease of $1.2 million in servicing and management fees paid to BBAM due to a decrease in rental revenue.

During the three months ended March 31, 2021, we recorded a provision for uncollectible operating lease receivables of $1.0 million. We did not record any provision for uncollectible operating lease receivables during the three months ended March 31, 2020.

During the three months ended March 31, 2021, we recognized a gain on derivatives of $2.7 million primarily associated with the mark-to-market of de-designated interest rate and cross currency swaps.

For the three months ended March 31, 2021, we recognized an unrealized fair value gain on marketable securities of $1.8 million related to the mark-up of our equity certificates to estimated fair value. After the mark-up, the carrying value of our investment in equity certificates was $4.9 million as of March 31, 2021. For the three months ended March 31, 2020, we recognized an unrealized fair value loss on marketable securities of $9.4 million related to the write down of our equity certificates to estimated fair value. We expect the fair value of our investment in equity certificates to remain volatile while the COVID-19 pandemic continues to affect the market for such securities.

During the three months ended March 31, 2020, we incurred debt extinguishment costs totaling $0.9 million due to debt repayments associated with aircraft sales. We did not incur any debt extinguishment costs during the three months ended March 31, 2021.

Benefit for income taxes was $0.4 million for the three months ended March 31, 2021, compared to provision for income taxes of $5.1 million for the three months ended March 31, 2020. We are tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. Our effective tax rates were 9.8% and 11.8% for the three months ended March 31, 2021 and 2020, respectively. The difference between the statutory and effective tax rate in each period is primarily attributable to changes in valuation allowances and the amount of income earned by us in different tax jurisdictions. In addition, during the three months ended March 31, 2021, we incurred certain merger related expenses that are not expected to be tax deductible.

Liquidity and Capital Resources

Overview

Our business is very capital intensive, requiring significant investment to maintain and expand our fleet. We have pursued a strategy of disciplined fleet growth. During the year ended December 31, 2020, we acquired three aircraft, which we had agreed to acquire before the start of the COVID-19 pandemic. Largely due to the pandemic and the deterioration in the aviation industry, we did not acquire any additional aircraft after the onset of the pandemic.

We also have pursued opportunistic aircraft sales to rejuvenate our fleet. In 2020, we sold eight aircraft. Subsequent to March 31, 2021, we sold three aircraft that have been classified as flight equipment held for sale.

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We finance our business with unrestricted cash, cash generated from flight equipment leases, aircraft sales and debt financings. At March 31, 2021, we had $117.2 million of unrestricted cash. We also had nine unencumbered aircraft with an aggregate book value of $156.6 million.

In recent years, our debt financing strategy has been to diversify our lending sources and to utilize both secured and unsecured debt financing. Unsecured borrowings provide us with greater operational flexibility. Secured, recourse debt financing enables us to take advantage of favorable pricing and other terms compared to secured non-recourse debt, which we also continue to utilize.

Our sources of operating cash flows are principally distributions and interest payments made to us by our subsidiaries. These payments by our subsidiaries may be restricted by applicable local laws and debt covenants.

We expect that, even with current market conditions, our liquidity is more than sufficient to satisfy our anticipated operational and other business needs over the next 12 months; however, we cannot assure you that operating cash flow will not be lower than we expect due to, for example, higher than expected deferral arrangements or payment defaults, or that we will continue to meet the financial covenants in certain of our debt facilities. As a consequence of entering into deferral agreements with our lessees, the rent collections under certain secured borrowings have been insufficient to cover the related debt service payments. As a result, we have made and expect that we will continue to make such payments from operating cash to cover any shortfall amounts.

Our liquidity plans are subject to a number of risks and uncertainties, including those described under Item 3 “Key Information — Risk Factors” of our 2020 Annual Report.

Cash Flows for the three months ended March 31, 2021 and 2020

We generated cash from operations of $28.1 million and $51.0 million for the three months ended March 31, 2021 and 2020, respectively, a decrease of $22.9 million.

Cash used in investing activities was $1.3 million for the three months ended March 31, 2021. Cash provided by investing activities was $126.1 million for the three months ended March 31, 2020. During the three months ended March 31, 2020, we used $27.3 million of cash to purchase flight equipment. During the three months ended March 31, 2020, we sold six aircraft and two part out engines for net cash proceeds of $160.3 million. Payments for aircraft improvement totaled $1.6 million and $6.3 million for the three months ended March 31, 2021 and 2020, respectively.

Cash used in financing activities for the three months ended March 31, 2021 and 2020 totaled $37.0 million and $123.7 million, respectively. During the three months ended March 31, 2021, we made repayments on our secured borrowings totaling $39.5 million. These payments were partially offset by (i) security deposit receipts from our lessees of $1.9 million and (ii) net maintenance reserve receipts of $0.8 million. During the three months ended March 31, 2020, we (i) made repayments on our secured borrowings totaling $118.2 million, largely in connection with aircraft sales, (ii) used $6.5 million to repurchase 417,341 shares and (iii) made net maintenance reserve payments of $2.3 million. These payments were partially offset by security deposit receipts from our lessees of $3.3 million.

Maintenance Cash Flows

Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives. We are not obligated to pay maintenance claims submitted by lessees who are in default under their lease agreement.

We generally expect that the aggregate maintenance reserve and lease end adjustment payments we receive from lessees will meet the aggregate maintenance contributions and lease end adjustment payments that we will be required to make. During the three months ended March 31, 2021, we received $4.3 million of maintenance payments from lessees and made maintenance payment disbursements of $3.5 million.

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Share Repurchases

During the three months ended March 31, 2020, Fly repurchased 417,341 shares at an average price of $15.57 per share, or $6.5 million, before commissions and fees. Fly did not repurchase any shares during the three months ended March 31, 2021. Our share repurchase program expired in September 2020.

Financing

We finance our business with unsecured and secured borrowings. As of March 31, 2021, we were not in default under any of our borrowings.

Unsecured Borrowings

On October 16, 2017, we sold $300.0 million aggregate principal amount of unsecured 5.250% Senior Notes due 2024 (the “2024 Notes”). The 2024 Notes are senior unsecured obligations of ours and rank pari passu in right of payment with any existing and future senior unsecured indebtedness of ours. The 2024 Notes have a maturity date of October 15, 2024.

Interest on the 2024 Notes is payable semi-annually on April 15 and October 15 of each year. As of March 31, 2021, and December 31, 2020, accrued interest on the 2024 Notes was $7.3 million and $3.3 million, respectively.

Pursuant to the indenture governing the 2024 Notes, we are subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of our company and transactions with affiliates. We are also subject to certain operating covenants, including reporting requirements. Our failure to comply with any of the covenants under the indenture governing the 2024 Notes could result in an event of default which, if not cured or waived, may result in the acceleration of the indebtedness thereunder and other indebtedness containing cross-default or cross-acceleration provisions. Certain of these covenants will be suspended if the 2024 Notes obtain an investment grade rating.

The consummation of the Merger will constitute a “Change of Control” with respect to the 2024 Notes. Under the Merger Agreement, we, if directed by Carlyle Aviation, will be required to make a consent solicitation, debt tender offer, or change of control offer (as defined in the indenture documents), provided that the closing of such transaction shall be conditioned on the occurrence of the closing of the Merger.

Secured Borrowings

As of March 31, 2021, we had $1.6 billion principal amount outstanding on our secured borrowings.

We are subject to restrictive covenants under our secured borrowings which relate to the incurrence of debt, issuance of guarantees, incurrence of liens or other encumbrances, the acquisition, substitution, disposition and re-lease of aircraft, maintenance, registration and insurance of our aircraft, restrictions on modification of aircraft and capital expenditures, and requirements to maintain concentration limits.

Our loan agreements include events of default that are customary for these types of secured borrowings. Our failure to comply with any restrictive covenants, or any other operating covenants, may trigger an event of default under the relevant loan agreement. In addition, certain of our loan agreements contain cross-default provisions that could be triggered by a default under another loan agreement.

Concurrently with the execution of the Merger Agreement, we entered into the BBAM Agreement, which provides among other things, effective as of, and subject to and conditioned upon the occurrence of, the effectiveness of the Merger and the satisfaction of payments under the BBAM Agreement, that the Servicers will delegate to an affiliate of Carlyle Aviation certain administrative and management services with respect to certain aviation assets owned directly or indirectly by us under a sub-servicing arrangement.

Nord LB Facility

As of March 31, 2021, we had $60.0 million principal amount outstanding under our non-recourse debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by three aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually. The loans are cross-collateralized and contain cross-default provisions.

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The loans under the Nord LB Facility bear interest at one-month LIBOR plus a margin of 1.85% until maturity. Subsequent to March 31, 2021, we amended the Nord LB Facility to extend the maturity date from May 14, 2021 to August 13, 2021. As of March 31, 2021 and December 31, 2020, the blended weighted average interest rate for the facility was 1.96% and 2.00%, respectively, excluding the amortization of debt discounts and debt issuance costs.

Under the terms of the Nord LB Facility, we apply 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, then no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the principal amount of the associated loan.

In the event we sell any of the financed aircraft, substantially all sale proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and then to repay the outstanding amounts which finance the remaining aircraft. In addition, any maintenance reserve amounts retained by us will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft.

2012 Term Loan

As of March 31, 2021, we had $357.4 million principal amount outstanding under our senior secured term loan (the “2012 Term Loan”), which was secured by 25 aircraft. Fly has guaranteed all payments under the 2012 Term Loan. The maturity date of the 2012 Term Loan is August 9, 2025. The 2012 Term Loan can be prepaid in whole or in part at par.

The 2012 Term Loan bears interest at three-month LIBOR plus a margin of 1.75%. The weighted average interest rate on all outstanding amounts was 2.99% and 3.26% as of March 31, 2021 and December 31, 2020, respectively, excluding the amortization of debt discounts and debt issuance costs.

The 2012 Term Loan requires that we maintain a maximum loan-to-value ratio (“LTV”) of 70.0% based on the lower of the mean or median of half-life adjusted base values of the financed aircraft as determined by three independent appraisers on a semi-annual basis. The 2012 Term Loan also includes certain customary covenants, including reporting requirements and maintenance of credit ratings.

2020 Term Loan

As of March 31, 2021, we had $177.8 million principal amount outstanding under our senior secured term loan (the “2020 Term Loan”), which was secured by 11 aircraft. We have guaranteed all payments under the 2020 Term Loan. The maturity date of the 2020 Term Loan is the earlier of (i) October 15, 2025 and (ii) the date falling 30 days prior to the maturity of the 2024 Notes if not redeemed. The 2020 Term Loan can be prepaid in whole or in part on or after October 15, 2021 without any prepayment premium.

The 2020 Term Loan bears interest at three-month LIBOR plus a margin of 6.00%, with a LIBOR floor of 1.00%. The weighted average interest rate on all outstanding amounts was 7.00% as of each of March 31, 2021 and December 31, 2020, excluding the amortization of debt discounts and debt issuance costs.

The 2020 Term Loan requires that we maintain a maximum LTV of 70.0% based on the lower of the mean or median of half-life adjusted base values of the financed aircraft as determined by three independent appraisers on a semi-annual basis. The 2020 Term Loan also includes certain customary covenants, including reporting requirements and maintenance of credit ratings.

Magellan Acquisition Limited Facility

As of March 31, 2021, we had $245.5 million principal amount outstanding in loans and notes under our term loan facility (the “Magellan Acquisition Limited Facility”), which was secured by nine aircraft. Fly has guaranteed all payments under this facility. The Magellan Acquisition Limited Facility has a maturity date of December 8, 2025.

The interest rate on the loans is based on one-month LIBOR plus an applicable margin of 1.65% per annum. The interest rate on the notes is a fixed rate of 3.93% per annum. The weighted average interest rate on all outstanding amounts was 3.95% as of each of March 31, 2021 and December 31, 2020, excluding the amortization of debt discounts and debt issuance costs.

The facility contains financial and operating covenants, including a covenant that Fly maintain a tangible net worth of at least $325.0 million, as well as customary reporting requirements. The borrower is required to maintain (i) an interest coverage ratio (“ICR”) of at least 1.40:1.00 and (ii) an LTV of (a) 70% through December 8, 2022, (b) 65% from December 9, 2022 through December 8, 2024 and (c) 60% thereafter. The LTV is based on the lower of the average half-life adjusted current market value and base value of all aircraft financed under the facility as determined by three independent appraisers on an annual basis. Upon the occurrence of certain conditions, including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, the borrower will be required to deposit certain amounts of maintenance reserves and security deposits received into pledged accounts. Also, upon the occurrence of a breach of the ICR or the LTV ratio and certain other events, all cash collected will be applied to repay the outstanding principal balance of the loans and notes until such breach is cured. The LTV ratio was breached on each payment date falling in the first quarter of 2021 and a breach of the ICR occurred on the payment date falling in March 2021, both events triggering a cash sweep under the facility. The ICR breach was subsequently cured in April 2021.

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Fly Aladdin Acquisition Facility

As of March 31, 2021, we had an aggregate of $223.9 million principal amount outstanding of Series B loans under our term loan facility (the “Fly Aladdin Acquisition Facility”), which were secured by 14 aircraft. The Series B loans have a maturity date of June 15, 2023.

The Series B loans bear interest based on three-month LIBOR plus an applicable margin of 1.80% per annum. The weighted average interest rate on all outstanding amounts was 4.83% as of each of March 31, 2021 and December 31, 2020, excluding the amortization of debt discounts and debt issuance costs.

Fly has provided a guaranty of certain of the representations, warranties and covenants under the Fly Aladdin Acquisition Facility (including, without limitation, the borrowers’ special purpose covenants), as well as the obligations, upon the occurrence of certain conditions, to deposit maintenance reserves and security deposits received into pledged accounts.

The facility contains operating covenants, including covenants that the borrowers maintain (i) a debt service coverage ratio of at least 1.15:1.00, (ii) that 85% of aircraft financed under the facility (a) are on lease, (b) have been subject to a lease in the previous six months or (c) are subject to a letter of intent for a re-lease or sale (the “utilization test”) and (iii) a LTV ratio of (a) 65% through June 14, 2021, (b) 63.5% from June 15, 2021 through December 14, 2021, (c) 62% from December 15, 2021 through June 14, 2022, (d) 60% from June 15, 2022 through December 14, 2022 and (e) 58% thereafter. The utilization test and LTV ratio are based on the average of the half-life adjusted current market value of all financed aircraft as determined by three independent appraisers on a semi-annual basis.

Upon the occurrence of certain events, including a breach of the debt service coverage ratio continuing for two consecutive quarterly payment dates, Fly will be required to deposit, or cause the borrowers to deposit, all maintenance reserves and security deposits received under the associated leases into pledged accounts. Also, upon the occurrence of a breach, on any payment date, of the LTV ratio and certain other events, all cash collected will be applied to repay the outstanding principal balance of Series B loans until such breach is cured. The LTV ratio was initially breached in the third quarter of 2020. As a consequence of entering into deferral agreements with our lessees, in the fourth quarter of 2020, the debt service coverage ratio was breached for two consecutive quarterly payment dates, requiring us to deposit approximately $7.6 million in cash maintenance reserves and security deposits received under the associated leases into pledged accounts.

Fly Aladdin Engine Funding Facility

As of March 31, 2021, we had $40.4 million principal amount outstanding under a term loan facility (the “Fly Aladdin Engine Funding Facility”), which was secured by seven engines. Fly has guaranteed all payments under this facility. The loans have maturity dates ranging from December 31, 2021 to April 30, 2022.

The loans bear interest ranging from 4.94% to 4.96% per annum, per engine. The weighted average interest rate on all outstanding amounts was 4.95% as of each of March 31, 2021 and December 31, 2020, excluding the amortization of debt discounts and debt issuance costs.

The Fly Aladdin Engine Funding Facility contains customary covenants, including various reporting requirements. A violation of any of these covenants could result in a default under the Fly Aladdin Engine Funding Facility.

Other Aircraft Secured Borrowings

We have entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of March 31, 2021, we had $523.9 million principal amount outstanding of other aircraft secured borrowings, which were secured by 13 aircraft. Of this amount, $269.9 million was recourse to Fly. The weighted average interest rate on all outstanding amounts was 3.22% and 3.21% as of March 31, 2021 and December 31, 2020, respectively, excluding the amortization of debt discounts and debt issuance costs.

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These borrowings are structured as individual loans secured by pledges of our rights, title and interests in the financed aircraft and leases. In addition, Fly may provide guarantees of its subsidiaries’ obligations under certain of these loans and may be subject to financial and operating covenants in connection therewith. The maturity dates of other aircraft secured borrowings range from June 2021 to June 2028.

Capital Expenditures

We expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft. As of March 31, 2021, the weighted average age of our portfolio (excluding aircraft held for sale) was 8.5 years.

On February 28, 2018, we agreed to acquire 21 Airbus A320neo family aircraft to be leased to AirAsia and its affiliated airlines as the aircraft deliver from the manufacturer (“Portfolio B”). The first of these aircraft delivered in the fourth quarter of 2019. We also acquired options to purchase up to 20 Airbus A320neo family aircraft, not subject to lease (“Portfolio C”). We did not exercise our options with respect to any of the Portfolio C aircraft delivering in 2019. In August 2019, we exercised options with respect to eight Portfolio C aircraft to be delivered in 2020 and 2021. The Portfolio C aircraft slated for delivery in 2020 were not delivered, and we do not expect the Portfolio C aircraft slated for delivery in 2021 to deliver in the next 12 months. Assuming the eight options exercised but not delivered are re-exercised at a future date, we have options remaining to purchase up to 17 Portfolio C aircraft delivering between 2021 and 2025. Due to the impact of COVID-19, we expect that the delivery of the Portfolio B and Portfolio C aircraft will be delayed substantially, and that no aircraft will deliver under either of these agreements in the next 12 months.

As noted above, concurrently with the execution of the Merger Agreement, we, BBAM LP and certain of our respective affiliates entered into an assignment and assumption of contracts, pursuant to which, subject to the closing of the Merger, we will assign to an affiliate of BBAM LP, and such affiliate will assume, all of our rights and obligations under the Portfolio B and Portfolio C agreements, on the terms and conditions set forth therein.

Inflation

The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations. As of March 31, 2021, we had 73 lease agreements (excluding lease agreements associated with aircraft classified as held for sale) and seven engine lease agreements. 75 of these lease agreements had fixed lease rates and five had floating lease rates based on LIBOR. Our floating rate indebtedness requires payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

We have entered into interest rate swap contracts to mitigate the interest rate fluctuation risk associated with our debt. We expect that these interest rate swap contracts will significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.

Sensitivity Analysis

The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This hypothetical disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

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Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $13.5 million on an annualized basis. A hypothetical 100 basis-point increase would have increased our revenues by $3.3 million on an annualized basis. A hypothetical 100 basis-point decrease would have decreased our revenues by $1.1 million on an annualized basis.

The fair value of our interest rate swap contracts is affected by changes in interest rates and credit risk of the parties to the swap. We determine the fair value of our derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads, and measures of volatility. Changes in the fair value of a derivative that is designated and qualifies as an effective cash flow hedge are recorded in accumulated other comprehensive income (loss), net of tax, until earnings are affected by the variability of cash flows of the hedged item. Any derivative gains and losses that do not qualify for hedge accounting treatment are recognized directly into income (loss). As of March 31, 2021, the fair value of our interest rate swap derivative liabilities, excluding accrued interest, was $33.7 million. A 100 basis-point increase in the interest rate would reduce the fair value of our derivative liabilities by approximately $16.8 million. A 100 basis-point decrease in the interest rate would increase the fair value of our derivative liabilities by approximately $17.6 million.

Foreign Currency Exchange Risk

We receive substantially all of our revenue in U.S. Dollars. We have two leases pursuant to which we receive a portion of the rent amount in Euros. For these leases, a 10% increase or decrease in the Euro to U.S. Dollar exchange rate would increase or decrease the annual rental revenue by $1.2 million.

In 2018, we entered into a cross currency swap contract to mitigate our exposure to foreign currency exchange fluctuations in conjunction with one of these leases. As of March 31, 2021, the fair value of our cross currency swap derivative asset was $3.6 million. A 10% increase or decrease in the Euro to U.S. Dollar exchange rate would decrease or increase the fair value of our derivative asset by approximately $4.2 million, respectively.

As of March 31, 2021, we had one aircraft secured borrowing denominated in Euros. During the three months ended March 31, 2021, we recorded an unrealized foreign currency exchange gain of $0.7 million associated with this borrowing, resulting primarily from an increase in value of the U.S. Dollar relative to the Euro. A 10% increase or decrease in the Euro to U.S. Dollar exchange rate on the Euro denominated borrowing at March 31, 2021 would have resulted in a $1.4 million unrealized foreign exchange loss or gain, respectively.

We pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro. Changes in the value of the U.S. Dollar relative to the Euro and other currencies may increase the U.S. Dollar cost to us to pay such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Volatility in foreign exchange rates could have a material impact on our results of operations.

Item 4.	Controls and Procedures

Not applicable.

PART II — OTHER INFORMATION

Item 1.	Legal Proceedings

We are not currently a party to any litigation or other legal proceeding that may have a material adverse impact on our business or operations. However, we are and may continue to be subject to various claims and legal actions arising in the ordinary course of business.

Item 1A.	Risk Factors

For a discussion of our potential risks and uncertainties, see the information under Item 3 “Key Information — Risk Factors” of our 2020 Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 1, 2021, which is accessible on the SEC’s website at www.sec.gov as well as our website at www.flyleasing.com. The information on our website or that can be accessed through our website neither constitutes a part of this interim report nor is incorporated by reference herein.

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Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

None.

Item 5.	Other Information

None.

Item 6.	Exhibits

None.